Exhibit 3.3

THIRD AMENDED AND RESTATED

AGREEMENT OF PARTNERSHIP

OF

DUANE READE

dated as of July 16, 2003

TABLE OF CONTENTS

Article 1.	DEFINITIONS, ETC.
1.1	Definitions
1.2	Accounting Terms and Determination
1.3	Capital Account Balances

Article 2.	GENERAL PROVISIONS
2.1	Existence
2.2	Name
2.3	Partnership Office
2.4	Term
2.5	Certificates; Instruments; Actions

Article 3.	PURPOSES

Article 4.	CAPITAL CONTRIBUTIONS; PARTNERSHIP INTERESTS
4.1	Capital Contributions
4.2	Partnership Interests
4.3	No Additional Capital Contributions
4.4	Use of Capital Contributions

Article 5.	MANAGEMENT
5.1	Management
5.2	Action
5.3	Expenses
5.4	Indemnification
5.5	Authority

Article 6.	ALLOCATIONS
6.1	Allocation of Taxable Income or Loss
6.2	Capital Accounts

Article 7.	DISTRIBUTIONS

Article 8.	TRANSFER OF PARTNERSHIP INTERESTS
8.1	No Transfers
8.2	Certain Successors

Article 9.	DISSOLUTION AND TERMINATION
9.1	Dissolution; Withdrawal; Right to Continue
9.2	Winding Up of Partnership’s Business
9.3	Continuation of Indemnification

Article 10.	ACCOUNTING; TAX
10.1	Books of Accounts

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10.2	Tax Returns
10.3	Information Required for Tax Returns

Article 11.	GENERAL
11.1	Amendments
11.2	Notices and Consents
11.3	Binding Effects; Benefits
11.4	Modification; Waiver
11.5	Entire Agreement
11.6	Severability
11.7	Headings
11.8	Counterparts
11.9	Grammatical Construction
11.10	Governing Law

ii

THIRD AMENDED AND RESTATED

AGREEMENT OF PARTNERSHIP

OF

DUANE READE

THIRD AMENDED AND RESTATED AGREEMENT OF PARTNERSHIP, dated as of July 16, 2003, by and between DUANE READE INC., a Delaware corporation (“Parent”), and DRI I INC., a Delaware corporation (“DRI”) (individually, a “Partner” and collectively, the “Partners”).

WHEREAS, Daboco Inc., a New York corporation (“Daboco”), together with DLR Inc., a New York corporation (“DLR”), Dajaco Inc., a New York corporation (“Dajaco”), and Duane Reade Corp., a Delaware corporation (the “Corporation”), entered into an Agreement of Partnership, dated as of April 24, 1985 (the “Original Agreement”);

WHEREAS, as of March 31, 1989, the Partnership redeemed the interest of the Corporation in the Partnership, and the Original Agreement was amended and restated in its entirety (the “First Amended Agreement”);

WHEREAS, as of August 3, 1992, the First Amended Agreement was amended by adding a new Section 9.1(d) thereof;

WHEREAS, as of September 25, 1992, Daboco contributed one percent (1%) of its interest in the Partnership to DRI, the Partnership redeemed the interests of DLR and Dajaco in the Partnership (the “Redemptions”), and each of DLR and Dajaco withdrew as a general partner of the Partnership under the First Amended Agreement (the “Withdrawals”);

WHEREAS, as of September 25, 1992, as a result of the Redemptions and Withdrawals, the First Amended Agreement was amended and restated in its entirety (the “Second Amended Agreement”);

WHEREAS, as of September 30, 1997, the Second Amended Agreement was amended by Amendment No. 1 to the Second Amended Agreement, in connection with the Credit Agreement, dated as of September 30, 1997, among the Partnership, as borrower, Daboco, the Parent and Duane Reade Holding Corp., a Delaware corporation, as the parent guarantors, and DLJ Capital Funding Inc., as syndication agent, Fleet National Bank, as administrative agent, Credit Lyonnais New York Branch, as documentation agent, and the various lenders thereunder, as the same may have been amended, modified, supplemented or restated from time to time;

WHEREAS, in connection with the initial public offering (the “IPO”) of common stock, $.01 par value per share, of the Parent, and the concurrent issuance by the Parent of $80 million in aggregate principal amount of Senior Subordinated Notes due 2008 (the “Notes”) and related guarantees by each of DRI and the Partnership (the “Guarantees”), Daboco and DRI determined that it was in the best interest of the Partnership that Daboco be merged with and into the Parent, with the Parent as the sole surviving corporation (the “Merger”), succeeding to all of Daboco’s rights and obligations as a Partner under the Second Amended Agreement;

WHEREAS, upon the consummation of the Merger, the Parent assumed all of Daboco’s obligations and succeeded to all of Daboco’s rights under the Second Amended Agreement (the “Assumption”), and became a Partner for all purposes in accordance with the Second Amended Agreement;

WHEREAS, as of February 13, 1998, as a result of the IPO and the Assumption and in connection with the Credit Agreement (the “1998 Credit Agreement”), dated as of February 13, 1998, among the Partnership, as borrower, DRI and the Parent, as parent guarantors and DLJ Capital Funding Inc., as syndication agent, Fleet National Bank, as administrative agent, Credit Lyonnais New York Branch, as documentation agent, and the various lenders thereunder, as the same may have been amended, modified, supplemented or restated from time to time, the Second Amended Agreement was amended by Amendment No. 2 to the Second Amended Agreement;

WHEREAS, as of the date hereof, as a result of the refinancing of the 1998 Credit Agreement, the Second Amended Agreement is being amended and restated in its entirety (the “Third Amended Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto hereby agree as follows:

ARTICLE 1.   DEFINITIONS, ETC.

1.1                                 Definitions.  For the purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

“Agent.”  The Agent, the Administrative Agent or such similar term as may be defined in the Credit Agreement.

“Agreement.”  This Third Amended and Restated Agreement of Partnership of Duane Reade, as amended from time to time as provided herein.

“Capital Accounts.”  As defined in Section 6.2.

“Capital Contributions.”  As defined in Section 4.1.

“Certificate.”  As defined in Section 2.5.

“Code.”  The Internal Revenue Code of 1986, or any successor thereto, as amended from time to time.

“Collateral Agent.”  The Collateral Agent or such similar term as may be defined in the Credit Agreement.

“Credit Agreement.”  On any date, the bank loan or credit agreement to which the Partnership and the Partners are party on such date, as the same may be amended, modified, supplemented, restated, refinanced, renewed or extended from time to time.

“Credit Documents.”  Credit Documents, Loan Documents or such similar term as may be defined in the Credit Agreement.

“Event of Dissolution.”  As defined in Section 9.1.

“Fiscal Year.”  A taxable year of the Partnership for purposes of the Code, including a period of less than twelve calendar months which is considered a taxable year for purposes of the Code.  The taxable year of the Partnership shall end on the last Saturday of the applicable year.

“Partnership.”  The general partnership continued under this Agreement.

“Partnership Pledge Agreement.”  Any agreement entered into from time to time in connection with a Credit Agreement by the Partners in favor of an Agent or Collateral Agent for the benefit of Secured Creditors pursuant to which the Partners pledge their Partnership interests in the Partnership, as the same may be amended, modified, supplemented or restated from time to time.

“Percentage Interest.”  As defined in Section 4.2.

“Person.”  An individual, partnership, corporation, trust, unincorporated association or other entity or association.

“Reserves.”  Reserve funds which may be established in the sole discretion of the Partnership for working capital, contingent liabilities, taxes, debt service, repairs, replacements, renewals, capital expenditures or other purposes consistent with this Agreement.

“Secured Creditors.”  Secured Creditors, Secured Parties or such other similar term as may be defined in the Credit Agreement.

“Senior Note Documents.”  The Indenture dated as of April 16, 2002 among the Parent, the Guarantors party thereto and State Street Bank and Trust Company, as Trustee relating to the Notes, and the documents related thereto.

“Taxable Income or Loss.”  As to any period, the income or loss, respectively, of the Partnership for such period as determined by the Partnership for purposes of the Code.

1.2                                 Accounting Terms and Determination.  All accounting terms used herein and not otherwise defined shall have the meanings accorded to them in accordance with generally accepted accounting principles as in effect from time to time, and, except as expressly provided herein, all accounting determinations shall be made in accordance with generally accepted accounting principles consistently applied.

1.3                                 Capital Account Balances.  All determinations of Capital Account balances shall be made in accordance with Article 6 hereof.

ARTICLE 2.   GENERAL PROVISIONS

2.1                                 Existence.  Pursuant to the terms of this Agreement, the Partners hereby continue (without any interruption whatsoever in such continuity) the Partnership (giving effect to the Redemptions, the Withdrawals and the Assumption automatically and without further acts) as a general partnership pursuant to the provisions of the partnership law of the State of New York for the purposes and the period and upon the terms and conditions hereinafter set forth.

2.2                                 Name.  The name of the Partnership is Duane Reade.  The Partnership may change its name or adopt such trade or fictitious name for the conduct of its business and affairs as the Partnership may determine.

2.3                                 Partnership Office.  The Partnership office shall be located at 440 Ninth Avenue, New York, New York 10001.  The Partnership may at any time change its office to another location within or outside the State of New York.

2.4                                 Term.  The Partnership shall continue until December 31, 2040, unless terminated earlier pursuant to Article 9 hereof; provided that the term of the Partnership may be extended at any time and from time to time by written agreement of the Partners.

2.5                                 Certificates; Instruments; Actions.

(a)                                  The Partners have heretofore executed Certificates to do Business (the “Certificates”) and, substantially simultaneously with the effectiveness of this Agreement, have caused these Certificates to be filed for record in the office of the County Clerk for each of the following jurisdictions:  New York, Queens, Kings, Richmond, Westchester, Suffolk, Nassau and Bronx Counties in the State of New York and Essex, Bergen and Hudson Counties in the State of New Jersey and such other jurisdictions as from time to time may be deemed to be necessary or appropriate.

(b)                                 The Partners shall, and shall cause the Partnership to, execute, deliver, publish, file and record any and all such further documents (including any amendments to any of the Certificates) and take any, and all further actions as may be necessary, or desirable in connection with the continuation and operation of the Partnership in accordance with the terms of this Agreement.

ARTICLE 3.   PURPOSES

The purposes of the Partnership shall include, but shall not be limited to, the following:  (a) to buy and sell health and beauty aids, prescription drugs, vitamins, cosmetics and fragrances, tobacco products, convenience foods, hosiery and photo processing services and supplies, and to otherwise carry on the business of a pharmacy and convenience store or to transact business for any other lawful business purpose, (b) to purchase, lease or otherwise acquire, mortgage or otherwise encumber, sell or otherwise dispose of or realize upon and generally deal in real property and personal property, interests in real property and personal property of any kind or description in connection with the activities described in the preceding clause (a), and (c) to enter into the Credit Agreement, the Credit Documents and any and all documents referred to therein or contemplated thereby to which it is a party, including, but not limited to, the Senior Note Documents and any other agreements to which the Partnership is a party, to perform the obligations of the Partnership thereunder, and to consummate the transactions contemplated thereby.  Without limiting the generality of the foregoing, the Partnership may carry out its business and accomplish its purposes as principal, whether by or through trustees or agents, along with or with associates or as a member of, or as a participant in any firm, association, trust, syndicate or other entity.  The Partnership shall have all such powers as are necessary, appropriate or incidental to the furtherance of the purposes set forth in this Section 3 including, without limitation, the power to incur indebtedness and other obligations (including, without limitation, pursuant to the Credit Documents) and to secure the repayment of any such indebtedness and other obligations with any assets of the Partnership or otherwise and to pay all fees and expenses in connection therewith.  Furthermore, the Partnership may enter into any and all such other agreements and to execute such other documents, certificates or instruments and to take any and all further actions which are necessary, desirable, appropriate or incidental to the purposes set forth in this Article 3.

ARTICLE 4.   CAPITAL CONTRIBUTIONS; PARTNERSHIP INTERESTS

4.1                                 Capital Contributions.  As of the date hereof, each Partner shall be deemed to have made a capital contribution to the Partnership in an amount equal to such Partner’s Capital Account balance, as adjusted in accordance with Article 6 through the date immediately preceding the date hereof (individually, a “Capital Contribution” and, collectively, the “Capital Contributions”).

4.2                                 Partnership Interests.  The Parent shall have a ninety-nine percent (99%) interest in the Partnership, and DRI shall have a one percent (1%) interest in the Partnership (individually, a “Percentage Interest” and collectively, the “Percentage Interests”).

4.3                                 No Additional Capital Contributions.  Except as otherwise provided in this Agreement, as may be necessary to pay expenses as contemplated herein, or as may be required by any applicable provision of law or the Credit Agreement, no Partner shall at any time be required to make any additional contributions to the Partnership or lend funds to the Partnership, and no Partner shall be liable for any assessments by the Partnership.  Notwithstanding the contribution of additional capital by any Partner, unless the Partners unanimously agree otherwise, there shall be no change in the Percentage Interest of any Partner pursuant to Section 4.2 above.

4.4                                 Use of Capital Contributions.  The aggregate amount of all the Capital Contributions shall be available to the Partnership to carry out the purposes and business of the Partnership.

ARTICLE 5.   MANAGEMENT

5.1                                 Management.  The Partnership and its business shall be managed by and under the direction of the Partners, who shall have full and exclusive power and authority to take any and all actions which are necessary, appropriate or incidental in the judgment of the Partners to the furtherance of the business and purposes of the Partnership.

5.2                                 Action.

(a)                                  Except as provided in Section 5.2(b), the vote of the Partners owning a majority of the Percentage Interests shall be necessary to authorize any action to be taken on behalf of and in the name of the Partnership and shall be effective to bind the Partnership for purposes of this Section 5.2.

(b)                                 Subject to the Credit Documents and notwithstanding anything herein to the contrary, the unanimous consent of the Partners shall be required for (i) the sale, transfer or other disposition of all or substantially all of the assets of the Partnership, (ii) the admission of any new partner and the determination of the Percentage Interest of such partner following such admission, (iii) any non-cash distribution to the Partners by the Partnership, (iv) the incurrence of indebtedness for borrowed money or the guarantee of indebtedness by the Partnership, except (x) the incurrence of indebtedness or the issuance of guarantees in connection with (1) the Credit Agreement and the other Credit Documents and (2) the issuance of the Notes and the related Guarantees and (y) as such indebtedness is incurred or guaranteed in the ordinary course of the business of the Partnership or (v) the increase or decrease of the Percentage Interest of any Partner.

5.3                                 Expenses.  No Partner shall receive any compensation for its services hereunder or be entitled to interest on any portion of its capital contribution to the Partnership or its Capital Account; provided, however, that the Partners shall be entitled to reimbursement for all expenses incurred in connection with the management of the business and affairs of the

Partnership and the fees and expenses of counsel, accountants and other experts incurred in the course of the performance of its duties under this Agreement.

5.4                                 Indemnification.  The Partnership shall and does hereby agree to indemnify and hold harmless each Partner, and each controlling person, director, officer, employee or agent of each Partner (individually, an “Indemnified Person” and, collectively, the “Indemnified Persons”), to the fullest extent permitted by applicable law, from any loss, damage, liability, cost or expense (including attorneys’ fees and expenses) arising out of or in connection with any act or failure to act, done or omitted to be done in good faith, by an Indemnified Person on any matter related to or in connection with the Partnership.  Any attorneys’ fees and expenses incurred in connection with this Section 5.4 shall be paid by the Partnership as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined that such Indemnified Person is not entitled to indemnification therefor.

5.5                                 Authority.

(a)                                  Except as provided in Section 5.2(b) of this Agreement, any Partner shall, either directly or indirectly through duly authorized officers, employees or agents of the Partnership or such Partner, as the case may be, as the Partner in question shall appoint, be authorized with its signature alone, to bind the Partnership under, and to execute and deliver on behalf of the Partnership, such documents and instruments as may be necessary, desirable or appropriate to carry out the decisions made by the Partners.

(b)                                 In dealing with a Partner, no Person shall be required to inquire into its authority to bind the Partnership.

ARTICLE 6.   ALLOCATIONS

6.1                                 Allocation of Taxable Income or Loss.

Commencing as of the date hereof, Taxable Income or Loss of the Partnership (and items thereof) for any Fiscal Year or other period shall be allocated among the Partners pro rata in accordance with their respective Percentage Interests.

6.2                                 Capital Accounts.

(a)                                  Each Partner shall have a capital account established as of the date of this Agreement (individually, a “Capital Account” and collectively, the “Capital Accounts”).  Each Partner’s initial Capital Account shall be such Partner’s Capital Contribution determined pursuant to Section 4.1.

(b)                                 The Capital Account of each Partner shall be increased by (i) the amount of any cash or the value of any property subsequently contributed by such Partner to the Partnership, (ii) the amount of any Taxable Income allocated to such Partner pursuant to Section 6.1 and (iii) such Partner’s share (determined as though it constituted additional Taxable Income) of any tax-exempt receipts of the Partnership.

(c)                                  The Capital Account of each Partner shall be reduced by (i) the amount of any Taxable Loss allocated to such Partner pursuant to Section 6.1, (ii) the amount of all distributions to such Partner and (iii) such Partner’s share (determined as though it constituted an additional deductible item) of any expenditures described in Section 705(a)(2)(B) of the Code or which are so treated pursuant to regulations under Section 704(b) of the Code.

(d)                                 If the Partnership at any time distributes any of its assets “in-kind” to any Partner, the Capital Accounts of the Partners shall be adjusted to account for such Partners’ allocable shares of Taxable Income or Loss that would have been realized by the

Partnership had it sold the distributed assets at their respective fair market values immediately prior to their distributions.

ARTICLE 7.   DISTRIBUTIONS

All distributions other than liquidating distributions by the Partnership to the Partners shall be made pro rata in accordance with such Partners’ Percentage Interests.

ARTICLE 8.   TRANSFER OF PARTNERSHIP INTERESTS

8.1                                 No Transfers.  Except as required by the Credit Documents, no Partner may, directly or indirectly, sell, transfer, assign, dispose of, mortgage, hypothecate or otherwise dispose of, encumber or permit or suffer any encumbrance on all or any part of its interest in the Partnership to any Person or the Partnership, or withdraw from the Partnership, whether voluntarily or by operation of law, at a judicial sale or otherwise, except with the prior written consent of each other Partner and as may be required by the provisions of the Credit Agreement, and any attempt so to transfer such interest shall be void and no other Partner shall be required to recognize any equitable or any other claims to any interest in such Partnership interest on the part of the transferee thereof.  As of the date hereof, all of the Parent’s and DRI’s interests in the Partnership have been pledged pursuant to the Partnership Pledge Agreement, if any.

8.2                                 Certain Successors.  In the event of any exercise by the Collateral Agent of the remedies set forth in the Partnership Pledge Agreement in the manner and in accordance with the terms of the Partnership Pledge Agreement, if any, (i) the transferee (including without limitation, an Administrative Agent, if any, or any designee thereof) of any interest in the Partnership shall, automatically upon execution of a copy of this Agreement, be a substituted partner, and no Partner shall have any right of approval or consent with respect to such admission, (ii) such transferee shall not be liable for any default under this agreement which occurred prior to its admission to the Partnership and (iii) the Partnership will execute and deliver any instrument reasonably requested by the transferee to affirm or implement set forth in this Section 8.2.

ARTICLE 9.   DISSOLUTION AND TERMINATION

9.1                                 Dissolution; Withdrawal; Right to Continue.

(a)                                  The Partnership shall be dissolved and its business wound up upon the earliest to occur of the following events (each of which is referred to herein as an “Event of Dissolution”):

(i)                                     the expiration of the term provided in Section 2.4;

(ii)                                  upon the agreement of all the Partners to dissolve and liquidate the Partnership; or

(iii)                               the sale or other disposition of all or substantially all of the Partnership’s assets in the Partnership in a single transaction or series of transactions as a result of which the entire business of the Partnership has been transferred.

(b)                                 The Partners hereby agree that the Partnership shall not be dissolved by virtue of the Withdrawals or any other withdrawal of any Partner unless the remaining Partners, within 20 days of such event, elect not to continue the Partnership and to wind up its affairs in accordance with Section 9.2.  The Partners agree further that, in the event of any withdrawal, no further action shall be necessary to continue the Partnership in its then current form and under its then current name.

(c)                                  If an Event of Dissolution occurs under subsection (a) above or the Partnership is deemed to be dissolved pursuant to any applicable provision of law or otherwise, the Partners hereby agree that simultaneously upon the occurrence of such event, the Partnership shall be deemed to be, and shall be reconstituted in its then current form and under its then current name and that no further action on the part of the Partners or the Partnership shall be necessary to effectuate the same.  In any such event, the Partners agree that the security interest created by the Partnership Pledge Agreement, if any, shall continue in effect as to each reconstituted Partnership Interest and each Partner shall execute and deliver instruments reasonably requested by the Collateral Agent to confirm the continuing existence of such security interest subject to the provisions of the Partnership Pledge Agreement, if any.

9.2                                 Winding Up of Partnership’s Business.  Upon final liquidation of the Partnership or upon a Partner’s withdrawal (including a complete redemption) from the Partnership (after giving effect to all allocations of all Taxable Income or Loss, and other items referred to in Section 6.2, of the Partnership through such date), if any Partner (or the withdrawing Partner, in the case of a withdrawal other than the Withdrawals) has a negative Capital Account balance, such Partner shall contribute the amount of such balance to the capital of the Partnership which amounts shall be applied in accordance with this Section 9.2.  Upon the occurrence of an Event of Dissolution, except as provided in Section 9.1(c) of this Agreement, the Partnership promptly shall proceed to sell the assets of the Partnership to the extent necessary to pay or provide for payment of the debts of the Partnership, the expenses of the liquidation and dissolution and the setting up of Reserves to pay contingent obligations of the Partnership.  Any remaining proceeds shall be distributed or the remaining assets distributed in kind if the Partnership so elects, pro rata in accordance with each Partner’s positive Capital Account balance after giving effect to all allocations of Taxable Income or Loss, and other items referred to in Section 6.2, of the Partnership through such date.

9.3                                 Continuation of Indemnification.  After the occurrence of an Event of Dissolution and until the Partnership is fully wound up and its business terminated as provided in Section 9.2 above, the provisions of Section 5.4 above shall remain operative according to their terms and in full force and effect regardless of the dissolution, winding up or termination of the Partnership.

ARTICLE 10.   ACCOUNTING; TAX

10.1                           Books of Accounts.  The Partners shall, on behalf of the Partnership, keep or cause to be kept, full and accurate records and books of account of all transactions of the Partnership.  The Partnership books and records will be kept in accordance with generally accepted accounting principles, shall be maintained at such place as the Partnership may determine and shall be open to inspection by the Partners or their duly authorized representatives at all reasonable times during normal business hours.

10.2                           Tax Returns.  The Partnership shall prepare and file, or cause to be prepared and filed, all appropriate Federal, state and local income or other tax returns for the Partnership for each Fiscal Year.

10.3                           Information Required for Tax Returns.  As soon as practicable after the end of each Fiscal Year, the Partnership shall cause to be delivered to each Partner such information as shall be required for the preparation by such Partner of its Federal, state and local income or other tax returns.

ARTICLE 11.   GENERAL

11.1                           Amendments.  This Agreement may not be amended without the unanimous written consent of the Partners and in accordance with the provisions of the Credit Documents.  The effective date of an amendment to this Agreement shall be the date stated in the written consent of the Partners or, if no effective date is stated, the date on which the last of such required consents is given.

11.2                           Notices and Consents.  Any notice or consent required or permitted to be given under this Agreement shall in writing, signed by or on behalf of the person giving the notice and shall be deemed to have been given when delivered by personal delivery or five days after being mailed by certified mail, postage prepaid return receipt requested and addressed to the person or persons to whom such notice is to be given in accordance with Schedule A hereto.

11.3                           Binding Effects; Benefits.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  This Agreement shall inure to the benefit of the Agent and the Collateral Agent, on behalf of the Secured Parties, as a third party beneficiary to the extent provided for herein.

11.4                           Modification; Waiver.  No modification or waiver of this Agreement or any part hereof and no notice or consent required or permitted to be given pursuant to this Agreement shall be valid or effective unless made in writing in accordance with this Agreement and signed by the party or parties sought to be charged.  No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other subsequent breach or condition, whether of like or different nature.

11.5                           Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, among the parties hereto with respect to the subject matter hereof.

11.6                           Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or enforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

11.7                           Headings.  The section and other headings of this Agreement are for reference purposes only and shall not affect the meaning or interpretation hereof.

11.8                           Counterparts.  This Agreement may be executed in any number of counterparts, each of which, when duly executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.9                           Grammatical Construction.  Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

11.10                     Governing Law.  This Agreement shall be governed by and construed both as to validity and enforceability in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely in the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Partnership Agreement as of the day and year first above written.

DUANE READE INC.

By:	/s/ John K. Henry
John K. Henry
Chief Financial Officer

By:	/s/ Michelle D. Bergman
Michelle D. Bergman
Vice President

DRI I INC.

By:	/s/ John K. Henry
John K. Henry
Chief Financial Officer

By:	/s/ Michelle D. Bergman
Michelle D. Bergman
Vice President

SCHEDULE A

Name and Address

Duane Reade Inc.
440 Ninth Avenue
New York, New York 10001

DRI I Inc.
Duane Reade Inc.
440 Ninth Avenue
New York, New York 10001